Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: International Flavors & Fragrances Inc.
Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.
Filers Commission File Number: 1-4858
Date: May 9, 2018

MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

CORPORATE PARTICIPANTS

Andreas Fibig International Flavors & Fragrances Inc. - Chairman & CEO

Michael DeVeau International Flavors & Fragrances Inc. - VP of Global Corporate Communications & IR

Richard A. O’Leary International Flavors & Fragrances Inc. - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Adam L. Samuelson Goldman Sachs Group Inc., Research Division - Equity Analyst

Brett Michael Hundley The Vertical Trading Group, LLC, Research Division - Research Analyst

Faiza Alwy Deutsche Bank AG, Research Division - Research Analyst

Fintan Ryan Berenberg, Research Division - Analyst

Gunther Zechmann Sanford C. Bernstein & Co., LLC., Research Division - Research Analyst

John Ezekiel E. Roberts UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst, Chemicals

Jonathan Patrick Feeney Consumer Edge Research, LLC - Senior Analyst of Food & HPC and Managing Partner

Lauren Rae Lieberman Barclays Bank PLC, Research Division - MD and Senior Research Analyst

Mark Stiefel Astrachan Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Michael Joseph Sison KeyBanc Capital Markets Inc., Research Division - MD & Equity Research Analyst

Patrick Gerard Jean Lambert Raymond James Euro Equities - Research Analyst

PRESENTATION

Operator

Welcome to today’s conference call and webcast to discuss the merger between International Flavors & Fragrances and Frutarom, as well as IFF’s First Quarter 2018 Earnings. (Operator Instructions) .

At this time, I would like to turn the call over to Michael DeVeau, Head of Investor Relations. Please go ahead.

Michael DeVeau - International Flavors & Fragrances Inc. - VP of Global Corporate Communications & IR

Thank you. Good morning, good afternoon and good evening, everyone. Thank you for joining our call to discuss the combination of IFF and Frutarom, as well as IFF’s First Quarter 2018 Earnings Results.

As a reminder, this call is being recorded and the press release and slide presentation regarding today’s news are available on the IR section of IFF and Frutarom’s perspective websites. Today’s presentation will include non-GAAP financial measures, which exclude those items that we believe affect comparability. A reconciliation of these non-GAAP financial measures to their respective GAAP is set forth in our press release that we should today and on our website.

I would like to remind everyone that these statements being made and all statements we made during the call relates to future results and events, including the proposed merger our forward-looking statements that are based on current expectations. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slides in the presentation as well as the additional information contained in the regulatory filings for both companies.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Presenting on the call today will be IFF’s Chairman and CEO, Andreas Fibig; Frutarom’s President and CEO Ori Yehudai; and IFF’s Executive Vice President and CFO, Rich O’Leary.

With that, I would now like to introduce Andreas.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Thank you, Mike. This is an exciting day for both IFF and Frutarom. I’m going to take you through why we are so excited about the news we have announced today and then I will cover the transaction terms.

Ori will take you through Frutarom’s and its history of the high level for those who are not familiar. Finally, we will deeper into the compelling strategy and financial rationale for this transaction. Lastly, Rich will conclude with a brief discussion of our strong first quarter earnings. So let’s get started.

We believe this combination will create a global leader in a taste, scent and nutrition. This transaction is a win for both companies shareholders. Among the important benefits we expect to realize by combining this Frutarom, IFF will significantly increase its position in natural solutions. We will also strengthen our exposure to for scoring small and midsize customer accounts, gain new opportunities and attractive and fast-growing adjacencies such as natural colors, enzymes, antioxidants and health Ingredients, and enhance our global reach.

We also be able to realize the benefit of strong talent comprising extraordinary employees globally.

Overall, we’ve a tremendous opportunity to accelerate our growth, realize significant synergies and deliver attractive shareholder value.

Moving on to the terms of this transaction on slides 7 and 8. Frutarom shareholders will receive total considerations of $106.25 per share in a cash and stock transaction. The transaction has an implied enterprise value of approximately $7.1 billion, and the consideration is a mix of 67% cash and 33% stock, which provide shareholders immediate value and the ability to participate in the compelling upside of the combination. Notably, our transaction significant synergy potential. We expect to realize approximately $145 million of run rate cost synergies by the full year.

Then transactions expected to be neutral adjusted cash earnings per share for the first full year and double-digit accretive to adjusted cash earnings per share in the second full year. Combined company sales are expected to generate strong free cash flow. As such, we expect to maintain our quarterly dividend consistent with prior guidance following the close of the transaction.

We will also spend our share repurchase program to prioritize debt reduction. In terms of financing, we have a solid foundation with the cash consideration expected to be financed with the combination of cash on hand, new debt raised and new equity of approximately $2.2 billion. We have financing in place and transaction is not subject to financing condition. We are pleased that Ori has agreed to join us as a strategic advisor following the close of the transaction to ensure a smooth transition.

We are expecting to close of the next 6 to 9 months, subject of course, to the receipt of regulatory approvals. Frutarom shareholders reports and other customary closing conditions. Affiliates of ICC industries Inc. which only 36% of Frutarom has agreed to vote in favor of the transaction.

Before I hand over the call to Ori to tell you a bit more about Frutarom, I want to thank him and his team for the extraordinary effort they have put forth in this transaction.

Over the last several months, as we worked on the details of bringing our 2 companies together, I have had an opportunity to get to know him and his team a lot. Everything I have learned during the process has confirmed by tremendous respect of Frutarom and its team. And I have shared with many Ori on many occasions Frutarom expertise, reputation and record of performance is impressive. We have Frutarom and I’m excited to be combining forces. Ori?

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Unidentified Company Representative

Thank you, Andreas, and it’s great pleasure for me to participate in this first call, while we are aiming to combine these excellent 2 companies IFF and Frutarom. I admire IFF since I joined this industry more than 33 years ago, and I’m sure that we will all, including with my excellent colleagues, will admire the combined company going forward in the right ways. If you allow me on a personal note, just shortly. I’m closing like 2 right now after this 33 years. I joined the company in ‘86 with sales at that time $3 million. We were able to grow double our company every 4 years, build a global company with 70,000 products sold to 30,000 customers in more than 160 countries. This is a great power that we will be able to use together in the cross-selling opportunities, while we combine the excellent product portfolio and technology of the 2 companies. Of course, great support from the high technologies of IFF that of course, we did have access before.

So we truly build a global company, combining fast internal growth above markets, 70 acquisitions added into the Frutarom portfolio and business over the years that enabled us to jump from $3 million in revenue the $1.6 billion to date, and hopefully more.

The second that I can see is value creation. Frutarom became a public company about 22 years ago. Market cap was $13 million. We are closing this today, which is only the beginning of the for me with the market evaluation of over $7 billion. So we were able to give some value creation to our shareholders with the great belief as I already mention. We must find a way how we combine 1-plus 1 that equaled 3 or 4 because I’m a very weak in mathematics.

I believe, and I’m sure that the combination of the 2 companies will allow Frutarom together with the IFF to grow faster. Frutarom itself is a stand-alone company and a target that we are operating at about 6 months ago, following excellent acquisition that we did the $2.25 billion with EBITDA margin in our core business of above 23% before 2020, the 23% EBITDA margin I’m sure will be achieved much before. And I think the combination with IFF will enhance both the internal growth and the profitability following the synergies that were mentioned by my friend, Andreas, before maybe he will come back to that later.

And Frutarom’s success was to see market trends before many of our competitors, in many cases before the food industry competitors. We built the company over the last 10 years on taste, on health, or naturals, on areas where billions of consumers want to see in their foods and that enabled us to grow double — double rate than the markets we are operating in. With over 75% of our product today being natural products, much more than all our competitors. And other differentiation of Frutarom definitely with IFF and other large companies, now we combine together to create higher value will be with our specific approach towards customers. 70% of them small and midsize and local companies, out of them 1/3 of the company’s private label — private label sector in today’s world is growing faster than many of the multinational IFF strength with the multinational. So we have about 2 strong legs, one with multinational and one with the smaller customers and the private label primarily.

In the geography side, I think again we are dealing with complementary combination of 2 companies that are strong in different areas. And again, this will allow us to grow faster than the way we were going each company until now. The full solution of product that Frutarom can contribute with the cross-selling are getting now a very nice booster with IFF technology. And I’m very, very optimistic that using the synergies in the best way will allow us to grow faster than any other company in our area.

In the last few years, Frutarom added some new technology into its portfolio through several acquisitions, natural color, natural antioxidant, nutrition fast growing business that we acquired through company called Natural Cosmetics Ingredients and we have a more acquisition do in that area.

Startup culture and very profitable growing business. I will not have the time to mention all of them, we’ll have the time, me and Andreas, to talk to you and maybe give you some training about the Frutarom product with those that are with the Frutarom portfolio and how the combination of the 2 companies create, I believe the best company in the industry.

I take this opportunity to thank our Chairman for his vision, support and trust and to thank our excellent employees that brought us to where we are now. On a personal note, I really feel lucky to be part of such incredible group. And I’m excited and thankful for Andreas to invite me to be part of this. Thank you, Andreas, and the floor is yours

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Thank you, Ori. Let’s go a bit deeper on the compelling strategy and financial rational. As you can see on the Slide 11, this transaction solidifies IFF as a global leader in taste, scent and nutrition. We are uniting 2 industry-leading innovative companies with complementary customers and capabilities talented and committed workforce. Ori and the entire Frutarom team have done an incredible job, innovating and building the natural platform. As a result, we will also become a global leader in these important arena and will be well positioned to meet the evolving needs of our customers and consumers.

We will also customers a stronger more differentiate portfolio of integrated solutions and capabilities. This will allow us to expand and fast-growing areas, such as enzymes, antioxidants, health Ingredients and natural colors.

Our customers will have access to a comprehensive portfolio with the integrated solutions. With the Frutarom, we will significantly increase our exposure to fast-growing small and midsize customers, which does us perfectly with our new Tastepoint platform.

Slides 12 to 14 outline what the combined company will look like at a very high level.

We really position as a leader in natural capabilities, which will extent across our entire platform. Our customers will have access to comprehensive and differentiator integrated solutions with increased focus on naturals and health and wellness. This is consistent with the consumer trends we are all seeing. As an example, partnership Frutarom has developed food supplements, but also cosmetic solutions that can be additive to our active ingredients platform. For flavor, Africa combines the benefit of natural flavor and clean label color. In addition, Rosemarie extracts a powerful antioxidants offering health benefits to food and beverage solutions.

On Slide 13, you can see that the combined company’s expected to have approximately $5.3 billion of revenues in a 2018, making it one of the largest players in the industry.

Turning to Slide 14. Once the transaction is closed — closes we will have the more diversified and more favorable revenue mix. This shift also supports a more favorable growth profile. We will have a new exposure to attractive adjacencies, such as enzymes, antioxidants, health ingredients and natural colors allowing us to expand beyond Flavors. Importantly, adjacencies competitive positions for the combined company in higher value added categories with increasing expected market growth rate.

Additionally, as outlined on Slide 15, by combining our R&D with capabilities of Frutarom, we will be able to offer a full suite of value enhancing integrated solutions to customers of all size. For example, we are excited about the potential to combine our technical expertise and Savory modulation and delivery system with Frutarom Savory Solutions to strengthen our product offering to our Savory customers.

On Beverages, combining all flavor and Sweetness modulation expertise with Frutarom capabilities in natural antioxidants and natural colors to build visually appealing wholesome and nutritious beverage solutions.

As a result, we will have of products that are second to none.

As you can see on Slide 16, it is not just a market growth rate that makes us excited. The combination of increases in IFF’s access to faster growing small and midsize customers. This is a key demographic subset within the fast-growing markets just discussed local and regional customers. We will also gain a presence with fast growth private label customers.

Slide 17 provides more details on significant synergies we expect to achieve from this transaction. We anticipate $145 million of run rate cost synergies for full year after closing, was approximately 25% achieved in year 1. We expect the cost synergies to come from procurement, footprint optimization and streamlining overhead expenses. We’ve done our homework here and spend a lot of time looking at the business. We are confident that these are — these goals are very achievable.

Cross-selling opportunities and integrated solutions are expected to revenue synergies, providing additional value of the shareholders over time.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

As we’ve already discussed, we expect the transaction to drive strong earnings and cash flow accretion for the combined company. The anticipated a double-digit cash EPS accretion in the second full year, following the completion of the transaction, IFF’s also expected to benefit from enhanced top line growth rates and a strong EBITDA margin.

When you take all of this together, we expect tremendous value-creation opportunities. Importantly, we are committed to maintaining an investment-grade credit rating and we’re prioritized to leveraging anticipated strong cash flow generation.

Wrapping up. Slide 19 underscores how this combination with Frutarom fits with our State of Strategy and our refreshed Vision 2020 plan. Our Vision 2020 strategy focuses on building differentiation, accelerating profitable growth and increasing shareholder value.

We look to win when we compete and strengthen our position to developing pioneering first. Our goal is to become our customers partner of choice and we will continue to look for ways to strengthen and expand our portfolio into areas of expertise beyond the walls of IFF. This combination with Frutarom allows us to achieve all of these things.

With that, I turn the call over to Rich O’Leary to discuss our first quarter results before we open the call up for questions.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Thanks, Andreas. I’d like to now turn your attention to review of our first quarter 2018 results. We have a few slides year to review. I’m pleased to report that we stared the year very well with robust growth across all of our key financial metrics.

Our first quarter sales growth was strong as currency-neutral sales increased 7%, which was comprised 8% growth in Fragrances and 6% growth in Flavors. Top line trends remain strong in both businesses with new wins, volume and pricing all contributing to growth. In Fragrance, we delivered broad-based growth from all categories and regions. And in Flavors, we achieved growth in all categories and nearly all regions.

In terms of currency-neutral adjusted operating profit, our focus on driving efficiency throughout our business by cost and productivity initiatives continue to support overall profitability.

When combined this with our strong top line performance, we had strong leverage in the P&L as operating profit and EPS both grew 12% on an adjusted currency-neutral basis.

Turning to slides 22 and 23. Flavors currency-neutral sales increased 6% with growth coming from all categories led by strong improvements in Savory and Dairy. We should be noted that on a 2-year average basis continues to be strong at approximately 8%.

From a regional perspective, 3 and 4 regions delivered growth led by double-digit increases in EAME both North America. EAME increased 11% on a currency-neutral basis, led by strong double-digit growth in Africa and the Middle East as well as mid-single digit growth in Europe.

Growth was achieved across all categories, led by strong performance in Dairy, Flavors and Savory. North American increased 10% driven by strong beverage and Dairy, as well as double-digit growth in Tastepoint.

While the impact of the new acquisition is not material our overall results, added a couple of percentage points to growth in Greater Asia, 2% growth on currency-neutral basis double-digit growth in India and China was muted softness and in Malaysia and Asian region. And Latin America decreased 2% as mid-single-digit growth in Southern Cone was more than offset by softness in Mexico and Colombia, which had strong comparison. In terms of profitability. Flavors currency-neutral profit grew approximately 15% led by volume growth, the benefits from productivity and favorable sales mix.

Currency-neutral segment profit margin achieved year-over-year margin expansion of approximately 190 basis points or 24.8%.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Fragrance currency-neutral sales grew 8% in Q1, as growth was broad-based, with contributions coming from all categories. Regionally, growth was led by double-digit increases in 3 of our 4 regions. From a category perspective, Fine Fragrances improved 4% on a currency-neutral basis. Growth was led by strong double-digit growth in Latin America and North America. In these markets, performance was driven by new wins as well as increases in volume.

Consumer Fragrances grew 6% on a currency-neutral basis. Growth was achieved in all categories, led by high single-digit performances in Home Care, Toiletries and Hair Care, as well as mid-single digit performance in Fabric Care. The contribution of growth continues to be let by new wins, with modest improvement in volumes.

Fragrance ingredients sales were up 18% on a currency-neutral basis, driven by growth nearly all regions led by double-digit growth in Latin America, North America and Greater Asia. Cosmetics active ingredients also continued to perform well as improved strong the double digits in the first quarter.

Fragrances segment profit in Q1 grew approximately 12% on a currency-neutral basis, driven primarily by line growth and benefits from productivity initiatives. Currency-neutral segment profit margin increased 60 basis points year-over-year finishing at 19.4% in the quarter.

As you see on the next slide, we offer strong start to the year and that gives us added confidence in achieving our financial objectives for 2018. And, while it’s still early in the year, we believe we’ll be closer to the upper hand of previously communicated sales in operating profit guidance range. Those ranges are 3% to 5% currency-neutral sales growth, 5% to 7% currency-neutral adjusted operating profit and 4% to 6% currency-neutral adjusted EPS growth. In terms of foreign exchange, while it continues to be fluctuations, we expect currency-neutral translation to be favorable impact on sales of approximately 3 percentage points and approximately 1.5 percentage points to adjusted operating profit and adjusted EPS, respectively. With that, let me turn it back over to Andreas.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Thank you, Rich. Let’s summarize.

We are very pleased with our strong start with 2018. Sales growth was robust, with growth across both business units, coupled with cost and productivity initiatives translated into stronger currency-neutral adjusted operating profit and EPS growth. We are more confident in our outlook for the year, as we expect to be towards the upper end of our previously communicated guidance range.

On this a strong foundation, today’s transaction comes from a position of strength. As we discussed together with Frutarom, we anticipate delivering accelerated growth and offer our customers a stronger, more differentiated portfolio of integrated solutions.

Allowing us to expand beyond our core businesses into nutrition. We will drive differentiation via R&D, balance our customer base by emphasizing fast-growing small and midsize customers and maximize our portfolio of expanding it was fast-growing and dIverse adjacencies. Our partnership will result in value creation for our shareholders and even more opportunities for talented employees of both companies. We could not be more excited about the future holds for both of us.

Operator, let’s open for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from the line of Mark Astrachan with Stifel.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Mark Stiefel Astrachan - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

I guess, just thoughts broadly — so Flavors, how do you think sustainability Flavors’ growth to remain tired of Fragrances longer term? I guess, it has in recently years, so you’re obviously expecting how you think about that? And then, sort of related to it, thoughts on the strategic rationale for buying a businesses that had some overlap of competing within your core business in Flavors and Fragrances, I guess, are not completely competitor with some smaller customer exposure. But how do you think about going into more traditional F&F versus going into adjacent category at scale something like that? So I guess, thoughts on just overall growth rates will be helpful?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Yes, absolutely, Mark. So first of all, we would like to see that you an overlap on the classic and traditional flavors, but what we see is here a whole range of exciting adjacencies and you are well, along with our Vision 2020 we’ve started to expand beyond Flavors already and beyond Fragrances actually was acquisition for example, of L&C where we active cosmetic ingredients. By the way, we will strengthened with the Frutarom acquisition, the active cosmetics business as well because we have parts of it in. And if you look at all the different markets and actually we have one of the slides showing it very well the adjacencies. The market growth of these adjacencies is a bit higher than our traditional F&F. And we have some of these areas, which was really good profitability as well. So we are basically building beyond the traditional flavor business, that’s the reason why we like to talk in the future about taste and nutrition, as a 2 elements of segments where we are in. We actually believe that the deal with Frutarom is very complementary, actually in many of regards. In terms of the portfolio and the technologies, in terms of the geographic exposure, because we are filling in some gaps we are having for example in Eastern Europe where Frutarom is very, very, very strong. So that’s helping us a lot. So for me, it’s a very natural prolongation of our Vision 2020 strategy and fits exactly into that. That’s the reason Ori and myself this combination is something, which is just unbeatable, because it fits so well together. So we’re bit stronger on the taste and nutrition side, but very good. Rich, do you want to...

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes, Andreas. For me I think it is very — it’s great opportunity. It shifts the overall mix when you think about it. It’s going to be favorable in terms of accelerating growth for the combined companies. From a business standpoint, the overall markets on a Flavors side or Fragrances side both businesses remain very attractive and very profitable. It helps from a category standpoint that Andreas talked about that we are getting access to in a foundation to build upon some of the faster growing adjacencies that we targeted and real opportunities for our Vision 2020. And then the access to the fastest-growing local and regional customers all those things are going to be positive for the overall growth profile of the company.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

And the good thing on the customer side there is the overlap is not that big. So it’s actually helps us for the cross-selling quite tremendously, because we can sell our technology to Frutarom customers and vice versa. So we believe that we’ll create a lot of value on going forward this cross-selling.

Mark Stiefel Astrachan - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Great. And just following up on the last point. So how confident are you in the customers I guess, if you can give more of a specific percentage of customers that would be helpful? And just sort of another broader question related to customers. So your gross margins were a little bit better in the quarter than most would have expected, certainly us. The push back on the pricing, which we talked about last call doing a deal like this, do you think that helps get more scale? How do we think about the puts and takes in the dealing with your customers on a go-forward basis? Obviously, you’re offering them more solutions, but still under pressure earnings algorithm?

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

So if you look at the customer base, Frutarom is covering 30,000 customers, we cover a lot about 3,000 customers. So there is actually, as I said, not a lot of overlap. We believe that the dangers that we are losing important customers is very, very little. We don’t think that, that will happen. The good thing as well on the Frutarom side is because they are standing on so many legs, so many different customers. There is not this big customer, if we lose it put the deal into jeopardy. I think it’s actually a very good risk mitigation for all of us that they have such a wide customer base. And we will now go really into the targeting, how we do the cross-selling in the best possible way. On the pricing.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

I mean, my first comment I would say, when you look at the categories, in a lot of ways, Frutarom they have a business where there is overlapping from customer standpoint, so lot of that’s coming categories that we don’t have today. So again, it feels like - I feel like of overlap is quite well from a pricing standpoint, I mean, it’s a market environment and we have managed to through that day-in and day-out.

Operator

Your next question comes from the line of Lauren Lieberman of Barclays.

Lauren Rae Lieberman - Barclays Bank PLC, Research Division - MD and Senior Research Analyst

First, I wanted to ask about with integration. So my understanding Frutarom has been very, very active on M&A front. So as you’re thinking about synergies and integration how much is $145 million inclusIve of integration plans that Frutarom is already in the middle of pursuing? And then secondly, if some of those plans kind of gets reworked, because now integration may be meaning something different as you’re integrating some of those deals into a bigger sort of infrastructure into that IFF, and just kind of visibility on timing of those pieces?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

So Lauren, thank you for the question. And this integration is a sort of utmost important. First of all, we had started already with the Frutarom team to identifying what are the areas and that’s how we came up with the $145 million. And we are actually very confident that we can achieve it. And we look - and we look during the from our point of - our vantage point on the integration. And we believe that we have already a good idea and the good plan in place. We will bring up an integration office, which is with people from both companies with one of our high-ranking IFF executives to lead this team for the next 1.5 or 2 years to really make it a priority for us. Actually we’ve even set up boards integration committee, which is led by Chairman to make sure that we have the right focus on it. So I believe we are very well prepared. And then we should not underestimate what Frutarom has done in the last couple of years is a lot of work on integration already. So we are counting on a very experienced a team, which can support us to bring this all on board.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes, I think from my standpoint, we really did start (inaudible) with the related to organizations where there are opportunities, whether it’s from a technology standpoint, whether it’s from a sourcing standpoint, manufacturing footprint, expenses and I think we feel very good about and confident that our ability to deliver on that and leverage as a Andreas said, leverage the talent and expertise on both sides of the business.

Operator

Your next question comes from the line of Mike Sison of KeyBanc.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Michael Joseph Sison - KeyBanc Capital Markets Inc., Research Division - MD & Equity Research Analyst

In terms of the accretion potential in a year or 2, can you maybe talk to what type of growth you expect the Frutarom to generate in that year? How much synergies would come in year 1 or year 2? And then, maybe frame up — I guess, your long-term growth, if you EPS organically I double digits or 10% or something that would be kind of strong double-digit mid-to-high teens EPS growth in year 2, is that the way to kind of think about it?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Mike, there’s a lot there. Not sure if I can write it at best. Look, I think from a synergy standpoint, the cost as we talked about in our previous materials, we think about 25% of synergies will come in year 1. There will be probably between 70%, 75% in year 2 and then following year 3. Q2 year 1 we believe would basically going to be neutral from a cash EPS standpoint and as we return to double-digit increase, and double-digit improvement on a cash basis in year 2. On a top line standpoint, there is, again, it’s a attractive business. Frutarom had a consistent growth for trajectory on organic basis over the last 3 years, growing faster than we’ve been growing on top of that and there is benefits associated with the M&A program, which has been a crucial part of their business strategy. So I think on an absolute basis, combining organic growth and (inaudible) of the M&A program will have higher growth in year 1, and then range going forward.

Operator

Your next question comes from the line Faiza Alwy of Deutsche Bank.

Faiza Alwy - Deutsche Bank AG, Research Division - Research Analyst

So I have two questions. One is just, can you talk about how much overlap there is in North America specifically? Because I know that’s where you’ve made an effort to target some of the smaller and medium-sized customers? And to the extent, there is sort of how we plan to run the business together in North America and then just globally post deal closure? And then my second question is just on, it seems like Frutarom like gross margin and EBITDA margins are bit lower than yours. Do you see that as an opportunity or do you think that’s a function of the categories that they are in the versus that you are in?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

I’ll take the first part and then Rich second one. So actually North America — the overall is very, very small how we see it. But it will fit actually very, very well into our business, in particular, with the Tastepoint we have set up here. So we will make now this part of the business is super, super strong, and it will help us in our home market actually great deal. Rich?

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes. Looking at the margins, I mean, first of all, Frutarom had a tremendous impressive record of growing the business by expanding margins very strong basis. We are extremely pleased to have that opportunity to combine the 2 companies. I think some of the opportunities and the difference is reflected in margin is reflected in the synergy opportunities that we were discussed earlier. And other piece of mix related also.

Operator

Your next question comes from the line of Adam Samuelson of Goldman Sachs.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Adam L. Samuelson - Goldman Sachs Group Inc., Research Division - Equity Analyst

I guess, my first question would be just around kind of what pro forma growth margins, capital intensity of the business. And as you think about what that pro forma organic revenue growth would look like for the combined business? I mean, acquisitions post close, I’d mean would become a less immunity strategic priority? And then on the capital intensity portion, what the working capital, do you see any opportunities in working capital post the deal? I think the cost synergies, which is like cost number and there was identified cash synergies? And then one quick follow up on the quarter, you see that kind of range on growth on all metrics, but the guidance range was left unchanged. Can you talk about drivers of implied deceleration over the balance of the year?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

So from a growth perspective to give you some comments on the I’m not get into to specifics. From a margin, look at the 2 businesses are on the synergies, we feel like we are going to be well positioned to be at competitive at the high end of the market in terms of overall EBITDA margins. From a capital intensity standpoint, I think there is opportunities as we combine both organizations to drive improvements on an overall basis in terms of working capital performance. It’s going to help drive cash flow over the next 5 years to help drive the deleveraging. That’s important for our overall strategy. From a CapEx standpoint, I think as we overall position, over time it will come down, again, we have to work through some of the integration work, we require some CapEx. And then, so there’ll be some included in our estimates - included in our estimates of the cash flow models on the next couple of years is some CapEx necessary to drive the synergies from the manufacturing standpoint. But overall, this is a very strong business. Both businesses are extremely profitable. Strong cash generation and that’s going to get us where to grow the business and also deleverage on an accelerated basis.

From an earnings standpoint and our guidance, there is implied difference between first strong start Q1. As we talked about on the last call, #1, the second has last year becomes a much, much stronger compared to first half last year. We feel confident about our ability to get to the higher-end of range from a growth, from a sales and operating profit standpoint. As I talked about on the prior call, there is still a lot movement in the industry in terms of demand, inventory impact. So I think we’re being appropriately cautious at this point in terms of our guidance for the full year.

Operator

Your next question comes from the line of Brett Hundley of Vertical Group.

Brett Michael Hundley - The Vertical Trading Group, LLC, Research Division - Research Analyst

I just had two. The first one is a simple one. I was just curious if we’ll continue its M&A strategy during the next few months, I know their pipeline is very full. So I just wanted to comment on that. And then secondly, Andreas, in our opinion, good growth the way that does, because of its satellite approach and heavy levels of decentralization. So their culture seems very different than yours. And honestly, when we speak to other companies in the industry, many times they say that they don’t even know when they are going up against Frutarom in a bid or something like that just because of all their desperate acquisitions over time. So it does seem like you really have your work for you in realizing your synergy target, which is a pretty high target to begin with. Do you feel like you are being aggressive with the time line of synergy realization? And can you just delve back into the confidence that you have in realizing that target and the work that you’ve done? Because again I think some of us are just thinking all these different businesses and IFF made potentially have some real work ahead of it?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

So let me start with an easy one. From an M&A standpoint, as I made a comment earlier, I mean, M&A part has been important part to growth strategy and the vision for Frutarom. It’s a key core competency, the Frutarom organization. We want to continue to leverage that and help drive the growth as a combined companies. We’re confident given strong cash flow of all businesses and the industry as a whole that we can continue to execute on the M&A platform, while aggressively deleveraging the company.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

On the second question, we believe that both companies have culture and that is a pretty, pretty good alignment. So we don’t believe that we have an aggressive time line on the cost synergy realization. So we feel really good about this. And if you think, what we have started now, let’s say, year, 2 years ago with our Tastepoint experiment in the U.S. it basically shows how you can deal with those smaller companies. Remember, we brought David Michael and and we’ve combined them into the Tastepoint as an platform for the more regional, smaller or midsize customers. I believe that we have already some expertise. And that we also know when you build this platform for example, how do you basically separate the traditional IFF business with the big customers, but still make sure that companies like Tastepoint and now in the future, the Frutarom subsidiaries will get access to IFF technology. And that’s the part of cross-selling, which will create a lot of value going forward. And I believe that’s a tremendous opportunity.

Operator

Your next question comes from the line of John Roberts of UBS.

John Ezekiel E. Roberts - UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst, Chemicals

Could you comment on margins on the 25% of sales that aren’t Flavors? I assume trading is below average in natural colors, enzymes or antioxidants are about average?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Yes, I think that’s the right way to think about it. I mean, trading business is very much a distribution type, so the margins are lower, but key value and service that the Frutarom business provides with customers.

John Ezekiel E. Roberts - UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst, Chemicals

And then, how do you plan on reporting the non-flavors part of Frutarom? I think sometimes the way companies report kind of tells us how they manage the business as well. Will you roll it into Flavors like you do Lucas Meyer in Fragrances or will you put it over with the Fragrance Ingredients or how do you plan to handle that?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Yes, what we will do over the next couple of months until the closing is that, we will come up with the right structure for the business going forward, which positions us to capture the value as best as we can. And then we will basically decide on the reporting structure here as well. And you are right, John, there are couple of ways to go and now we have much more business as we have to look how we do it in the best possible way to make sure also that we support the cross-selling.

Operator

Your next question comes from the line of Jon feeney of Consumer Edge.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Jonathan Patrick Feeney - Consumer Edge Research, LLC - Senior Analyst of Food & HPC and Managing Partner

Andreas, we talked for a while at about one of the first questions I came up with, the good one was, why mergers between the largest Flavor and Fragrances houses in the world don’t really makes sense. I was referring to (inaudible) there is a discrete capability, there is overlapping customers, what are their aspects of this transaction that suffer from that? Like are there major overlaps where you commented on existing customer base, is there something special about Frutarom and IFF’s capabilities that make that a lot less of a problem? And, or if you wouldn’t mind, if I could ask you, what makes IFF certainly great company, lot of growth for all reasons you outlined incredibly would accelerate any flavor houses growth, why IFF as a partner, owner colleagues going forward?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

So let me start with it and then hand it over to Ori. So for us, the great thing about this and why we believe is the best fit, you can find in the industry as that we don’t have these major overlaps, either in the customer base, which basically broadens the customer of the new company and also makes us much, much stronger on the naturals, which is a very great strategic fit for us.

So Ori, why IFF?

Unidentified Company Representative

Many reasons. First is the guy that talked before me, Andreas, I think in a way with him and decided to even though we had other bidders and other interested parties that were less attractive to Frutarom. But on a more, I would say serious note, even though, the previous one was the truth, I mean there aren’t too many flavor or a specialty fine ingredient that are relevant in this space. Financial investor is not interesting for Frutarom because it’s not money that we are looking for. I strongly believe and Andreas correctly said, that here, we’re really talking about the combination of 2 companies that are operating in different fields in 80% of the cases. If you are talking about Flavor solution for the process of fees Frutarom build over the last 12 years, a leadership position in that area and that’s of IFF. So here this will be completely compliment to IFF, but we will use the excellent capabilities of IFF in Flavor creation of specialty Ingredients. So when we go to natural product. Again, Frutarom built over the last 10 years, an exciting product portfolio i.e. natural antioxidants, natural cosmetics Ingredients of course, all together with the IFF and give them a very nice boost with high-end technology of products coming from coming extract and other application.

The difference in customer portfolio 75% of Frutarom customers local midsize private label, I believe, that was not IFF in the last company. And I’m sure that between Andreas and me and the management, we will know how to — not to lose customers and really use both expertise to create the 1-plus 1 equals 4. So it’s a combination of differentiation in customers, differentiation in products, and then talk about geography. Frutarom is very strong in geography where I believe IFF historically were not very strong. I will give example. Central and East Europe, very strong growth for Frutarom, but not IFF invested before. Frutarom is very weak in Asia, IFF is strong in Asia and now we are both of Frutarom portfolio and IFF portfolio will go to the same customers. Frutarom acquired with nutrition business, that’s not a business that IFF but IFF has many large customers that are using or might use this type of technology, so we are going to a new area of basic nutrition Ingredients that enhances our position. Frutarom acquired a company called with the unique amazing technology to drive fruits less than 1 minute in an authentic way, no flavor, no sugar added. This is extremely interesting for many customers for example, in the United States, nutritional bars, many other large customers that are IFF customers, not necessarily Frutarom customers. So the entrancento these customers will be much higher. I can continue talking about for another year, but really this is about creating value and growth. And I strongly believe that this is what we are going to achieve together.

Operator

Your next question comes from the line of Gunther Zechmann of Bernstein.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Gunther Zechmann - Sanford C. Bernstein & Co., LLC., Research Division - Research Analyst

You a lot about the synergy potential and then the margins. Can I just ask you about the returns from the Frutarom acquisition for IFF? You’ve got this target to cost of capital within 3 to 5-year time horizon. I think all, except 1 acquisition within that time frame. Where does Frutarom in your projections stands on the return on invested capital basis? That’s the first one. And the second one, on synergies, you’ve got $145 million in cost synergies by the third full year of acquiring Frutarom. You’ve spoken lot of sales synegies, but can you put some numbers on that, that would be very helpful?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Okay, let me start with the first one from a return standpoint. Given the size and transformative nature of this deal, I think we’re looking at 2 different ways: One, on a cash basis, again focusing on how strong the business for both companies are. We projected that we’re going to get to capital returns between year 5 and year 6 on a cash basis. On a GAAP basis, probably another year later and 1 additional year, so we still feel a very good about the written profiles of combined, combining 2 companies and certainly long-term value-creation that combining these 2 companies provide.

From a synergy standpoint, again, we are focused on the cost synergies. We do believe that there is substantial opportunity out there from a cross selling, but don’t — we’re not going to comment specifically on what that value is.

Operator

Your next question comes from the line of (inaudible).

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Next question, operator?

Operator

Your next question comes from the line of Patrick Lambert of Raymond James.

Patrick Gerard Jean Lambert - Raymond James Euro Equities - Research Analyst

Two questions from me. I think a bit of financial related to transaction. The cost of integration of businesses you haven’t mentioned it and questions around the IT systems? Can you think that you think is going to be challenging in terms of integrating Frutarom to IFF? Link to that also, again I guess, the tax impact. What can you actually deduct, I know it could be a good driver for value if you can deduct a lot of the intangibles there. And finally, you answer the overlap of clients, a very quick one on Q1 results in terms of the 8% Fragrance growth, in particular. How much was pricing versus volume overall for IFF in Fragrance in particularly? And are you a bit more in — could you a bit more precise you view on the detailed description and impact in Q2, Q3 and the remainder of the year? Have you got a bit more details on that a bit more granularity on it?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Maybe I’ll take the last question first. So on Q1, as you were saying very strong growth on the Fragrance side, there was not much pricing built in the first quarter. So it’s volume, which is great. On the situation, you probably see that the BSF is coming back into manufacturing, so we are basically for the second and third quarter on our plan. And we are actually in a very good position to deliver what our customers need. And we are optimistic going forward. So that’s where we are. And we are in a very good position. Now I’ll hand over to Rich on the financials.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Thanks, Andreas. Just one quick comment, on the fragrance growth it was predominantly volume and commercial performance, new wins, but there was pricing in there, so it was outflow. In terms of I do think it’s going to be heavily — the impact as a Andreas said, on target with our previous estimates. We still believe that’s appropriate. I think, we’ll see the biggest impact in Q2, Q3, again, depending on what happens from their outside. From an cost standpoint, the cost we executed and the synergies it’s roughly 1.3x is ballpark. It’s a combination of cost. As I mentioned earlier, there is some capital in there that we believe is going to be necessary to extend in order to achieve the synergies. From a financing standpoint, it’s still pretty early in the process. I think there are opportunities and we’ll structure the deal within the company in order to optimize that from standpoint, look at where the business operates with the cash flows are generated. We still have some opportunities there to work through, but I think we’re confident in our ability to help drive returns that I talked about earlier in the year 2 on a cash basis.

No I mean, as part we still have to go through the details and work with the Frutarom team in terms of how to optimize structured analysis to generate get the cash from where it’s generated to where we needed to do to pay down the debt, and that work with the specifics associated with that.

Operator

Your next question comes from the line of Fintan Ryan of Berenberg.

Fintan Ryan - Berenberg, Research Division - Analyst

Most of my questions have been answered, but I would just like to get a sense that within the synergy or the integration going forward, do you plan on any asset disposals, particularly around some of the trading and marketing operations within Frutarom? And within the as well, I know Frutarom has acquired majority stakes and numbers of entities. Is there any sort of change in control on that provision in those deals that you need to buy some of the minorities as well as taking on the bulk of Frutarom equity?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

No, actually we are not planning to dispose any of the businesses, at least not big parts. And we go forward with the businesses where Frutarom has entered into agreements and has majority parts of the business. So I think that business as usually, for Frutarom and for us going forward as well.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

I think as I mentioned earlier, that trading business is value-added service. And Frutarom management team believes in terms of their relationship with customers. Again, we’ll look at potential asset sales, as we work through these integration process. But it’s too early to say.

Operator

Your next question comes from the line of Patrick (inaudible) with UBS.

Unidentified Analyst

From a technical point of view, on the contracts that you have, is there a break free in case of transaction doesn’t happen? And can you elaborate a bit on what happens to have with the other interested party that was mentioned to be involved? Why was that an inferior solution? And lastly, you talked a lot about of the complementary of the business and very little overlaps. So does that mean that you do not foresee any antitrust related issues and any of the key markets in this transaction?

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman &    CEO

So let me start with the last piece. We certainly have to work with the regulatory authorities on the antitrust, but in our initial assessment, we believe it will be positive and benign, and so we don’t expect any extra hurdles year. And then, I hand over to...

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP &    CFO

Yes, from included in the sales purchase agreement It’s standard and it’s consistent within industry standards.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman &    CEO

And on the other interested party, I think Ori gave the reason why he believes that IFF has the best partner in the industry.

Operator

Your next question comes from the line of (inaudible).

Unidentified Analyst

I have one question. I heard somebody referring to that he was not good at mathematics, but I’m now beginning to do doubt myself. I’m also wondering if you could give a pro forma leverage for the deal because I saw somewhere 3.7, but I’m not exactly sure how you arrived at that specific number?

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman &    CEO

Thank you for the question. Rich?

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP &    CFO

Yes, it’s 3.7 on a simple basis in terms of just looking at the net debt of over the EBITDA on a run-rate basis. And then, we expect delivered quickly over the next 15 to 24 months and probably get down to less than 2.5x over that period.

Operator

At this time, there are no further questions. I’ll now return the call to Andreas for any additional or closing remarks.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman &    CEO

It’s an exciting day for Frutarom and for IFF. We are making really good progress, and I would like to thank all of you as well for participating in the call. I think it worked out very well and the 2 of us believe it’s real strong combination, and it’s more than 1-plus 1 is 3 or 4. I think going forward, it will be a great future for both companies. Thank you.

Operator

Thank you. That does conclude today’s conference call. You may now disconnect your lines. And have a wonderful day.

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

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MAY 07, 2018 / 12:00PM, IFF - Frutarom Industries Ltd., International Flavors & Fragrances Inc. - M&A Call

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s or Frutarom’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s or Frutarom’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF and Frutarom are unable to predict or control, that may cause IFF’s or Frutarom’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”) and Frutarom’s filings with the Israeli Securities Authority.

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Other factors that may affect Frutarom’s plans, results or stock price are set forth in Frutarom’s filings with the Israeli Securities Authority.

Many of these factors are beyond IFF’s and Frutarom’s control and IFF and Frutarom caution investors that any forward-looking statements made by IFF or Frutarom are not guarantees of future performance. IFF and Frutarom disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.

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